
May 24, 2013

Via E-mail
Kenneth Johnson
Chief Executive Officer
Global Tech Solutions, Inc.
80713 Alexandria Court
Indio, California 92201

> **Re:** **Global Tech Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 1, 2013**
> **File No. 333-186460**

Dear Mr. Johnson:

We have reviewed the above-referenced filing and the related response letter and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 5, 2013.

Cover Page

1. Please revise the cover page to more specifically address the "no minimum" structure of the transaction. In this regard, the cover page disclosure should reflect not only the possibility that all of the shares may not be sold, but should also discuss the possibility that the amount raised may be minimal and may not even cover the costs of the offering. It appears that you should also include a separate risk factor addressing this risk.

Prospectus Summary

Jumpstart Our Business Startups Act, page 3

2. We refer to your response to prior comment 12. Please expand your disclosure to state that in addition to those situations listed in your document, you may also cease to qualify as an emerging growth company on the date on which you are deemed to be a "large accelerated filer," as defined in Rule 12b-2 of the Exchange Act.

The Offering, page 4

3.   Please include a line item addressing Offering Costs and clarify that the costs associated
with this offering total approximately $22,500. Explain further that a portion of the
offering costs were funded through other means and that the proceeds from the offering
will be used to pay only a portion ($5,000) of the offering costs.

Management's and Discussion and Analysis of Financial Condition and Results of Operations

Proposed Milestones to implement Business Operations, page 34

4.   You state that for the first four to six months you have budgeted approximately $3,000
for developing your online marketing website in each of the four presentations in the Use
of Proceeds. In your 12-Month Growth Strategy and Milestones disclosure on page 30,
however, it appears that you have budgeted $4,000 for this amount in the event you sell
100% of the shares in this offering. Please revise to address this apparent inconsistency
and ensure that your disclosure is consistent throughout.

Exhibit Index, page 47

Exhibit 23.1

5.   It appears that you have not provided an updated consent from your independent
registered public accounting firm. Please provide an updated consent in your next
amendment. Refer to Item 16 of Form S-1 and Item 601 of Regulation S-K.

Condensed Balance Sheets, page F-3

6.   Your disclosure on page 37 indicates that your President lent an additional $1,350 to the
Company on December 23, 2012. It does not appear that this loan is included on your
balance sheet as of January 31, 2013 or your statement of cash flows for the same period
on page F-6. Please advise. In addition, please disclose this loan in your related party
transactions footnote on page F-11.

Notes to Financial Statements

Note 8. Subsequent Events, page F-25

7.   We note your response to prior comment 31. It does not appear that a date has been
provided in this footnote. Please disclose the date through which subsequent events have
been evaluated. Similar concerns apply to your subsequent events footnote disclosure on
page F-10. Refer to FASB ASC 855-10-50.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Thomas E. Stepp, Jr.
        Stepp Law Corporation